SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act ssof 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 22 May 2023 pursuant to rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

22 May 2023
(Hong Kong Stock Code 2378)

GRANT OF SHARE AWARDS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

Prudential plc ("Prudential") announces that on 22 May 2023, an award (the "Award") was granted over a total of 199,991 new ordinary shares of Prudential to an employee participant under the Prudential Long Term Incentive Plan, who is not a director of Prudential.

A summary is set out below:

Date of grant	:	22 May 2023
Number of shares under Award granted	:	199,991
Purchase price of the Award granted	:	Nil-cost per share
Closing price of the shares on the date of grant	:	HK$ 114.3 per share
Vesting period of the Award granted	:	The vesting period is three years from the date of grant.
Performance targets and clawback mechanism	:
Performance Targets: The PLTIP has stretching performance conditions aligned to the strategic priorities of the Prudential Group. The performance period is 1 January 2023 - 31 December 2025.  The conditions are summarised below, with confirmation of the threshold requirements, which result in 20% of the award element vesting:

		Performance Target	Weighting	Summary Description
		Total Shareholder Return (TSR)	35%	Measured on a ranked basis over three years relative to a peer group of 12 other insurance companies. Threshold is a median ranking
		Return on Embedded Value (RoEV)	40%	Operating return on the average shareholders' funds, with a threshold return of 8.8%
		Group GWS Operating Capital Generation	5%	Cumulative operation capital generation of USD4bn threshold
		Group GIECA Surplus Generation	5%	Cumulative operation capital generation of USD7.7bn threshold
		Carbon Reduction Measure	5%	Reduction of weighted average carbon intensity, with a threshold of meeting 25% of target
		Diversity Measure	5%	Measured as a % of the leadership team that is female, with a threshold 35% representation
		Conduct Measure	5%	Assessed through appropriate management action to ensure there are no significant conduct issues that could result in significant capital add-ons or fines, with a threshold of partial achievement
		Total	100%

Clawback mechanism: Clawback may be applied where there are the following exceptional circumstances at any time before the fifth anniversary of the award date:

●     A material misstatement of Prudential's published results for any period during the performance period;
●     it becomes apparent that a material breach of a law or regulation took place during the performance period which resulted in significant harm to Prudential or its reputation;
●     the calculation of the number of shares subject to an award or of the extent to which the performance conditions or the Remuneration Committee's determination of the extent to which an award vests was based on erroneous or misleading data or was otherwise incorrect; or
●     the participant's personal conduct during the performance period has:
o   resulted in Prudential, or any member of its group, suffering significant reputational or financial damage;
o   the potential to cause significant reputational or financial damage to Prudential or any member of its group; and/or
       o   resulted in the material breach of Prudential's business code of conduct or law.

As at the date of this announcement, the maximum number of shares available for future grant under the scheme mandate of the plan and any other plans is 275,321,273.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 May 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary